FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-265877

DATED OCTOBER 17, 2024

STATE STREET CORPORATION

$1,200,000,000 4.330% Senior Notes due 2027

Pricing Term Sheet

Issuer:	State Street Corporation

Security:	4.330% Senior Notes due 2027

Aggregate Principal Amount:	$1,200,000,000

Trade Date:	October 17, 2024

Settlement Date*:	October 22, 2024 (T + 3)

Maturity Date:	October 22, 2027

Coupon:	4.330%

Price to Public (Issue Price):	100.000%

Yield to Maturity:	4.330%

Benchmark Treasury:	3.875% Notes due October 15, 2027

Benchmark Treasury Price and Yield:	99-29 3⁄4; 3.900%

Spread to Benchmark Treasury:	+43 basis points

Interest Payment Dates:	Semi-annually on each April 22 and October 22, commencing on April 22, 2025, and on the maturity date

Optional Redemption:	The Issuer may redeem the notes, in whole or in part, on or after September 22, 2027, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to the redemption date.

Day Count Convention:	30/360

Business Day:	Boston and New York

Business Day Convention:	Following

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

CUSIP:	857477CP6

ISIN:	US857477CP63

Expected Ratings**:	A1 / A / AA- (Moody’s / S&P / Fitch)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BMO Capital Markets Corp. Citigroup Global Markets Inc. Siebert Williams Shank & Co., LLC

Co-Managers:	CAVU Securities LLC C.L. King & Associates, Inc. Penserra Securities LLC Roberts & Ryan, Inc.

All terms used and not otherwise defined in this final pricing term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement, dated October 17, 2024 (the “Preliminary Prospectus Supplement”).

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1 (866) 718-1649, BMO Capital Markets Corp. toll-free at (888) 200-0266, Citigroup Global Markets Inc. toll-free at 1 (800) 831-9146 or Siebert Williams Shank & Co., LLC toll-free at 1 (800) 924-1311.

*

The underwriters expect to deliver the notes to purchasers on or about October 22, 2024, which will be the third business day following the pricing of the notes (such settlement cycle being herein referred to as “T + 3”). Under Rule 15c6 1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisor.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.